UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Selina Hospitality PLC
(Name of Issuer)
Ordinary Shares, nominal value $0.005064
(Title of Class of Securities)
G8059B101
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Selina Growth Fund S.C.Sp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,674,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,674,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,674,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON OO
(1) Based on 96,465,677 Ordinary Shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

1	NAME OF REPORTING PERSONS Kibbutz General Partner S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,674,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,674,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,674,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON OO
 (1) Based on 96,465,677 Ordinary Shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

1	NAME OF REPORTING PERSONS Dekel Development Holding, S.a.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,491,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,491,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,491,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(1)
14	TYPE OF REPORTING PERSON OO
(1) Based on 96,465,677 Ordinary Shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

1	NAME OF REPORTING PERSONS Kibbutz Holding S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,146,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,146,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,146,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(1)
14	TYPE OF REPORTING PERSON OO
(1) Based on 96,465,677 Ordinary Shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

1	NAME OF REPORTING PERSONS Rafael Museri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,624
	8	SHARED VOTING POWER 28,941,574
	9	SOLE DISPOSITIVE POWER 490,624
	10	SHARED DISPOSITIVE POWER 28,941,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,432,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%(1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 96,465,677 Ordinary Shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

1	NAME OF REPORTING PERSONS Daniel Rudasevski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 482,718
	8	SHARED VOTING POWER 28,941,574
	9	SOLE DISPOSITIVE POWER 482,718
	10	SHARED DISPOSITIVE POWER 28,941,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,424,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%(1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 96,465,677 Ordinary Shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

Item 1.	(a)	Name of Issuer
Selina Hospitality PLC, a company organized under the laws of the United Kingdom (the “Issuer” or the “Company”).

(b)	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Issuer is located at 2 London Wall Place, 6th Floor, Barbican, London EC2Y 5AU.

Item 2.	(a)	Name of Person Filing
This Schedule 13G is filed jointly by: (i) Selina Growth Fund S.C.Sp. (“Selina Growth Fund”); (ii) Kibbutz General Partner S.a.r.l. (“Kibbutz GP”); (iii) Dekel Development Holding S.a.r.l. (“Dekel”); (iv) Kibbutz Holding S.a.r.l. (“Kibbutz Holding”); (v) Rafael Museri (“Museri”); and (vi) Daniel Rudasevski (“Rudasevski”). The foregoing are referred to herein collectively as the “Reporting Persons.”

Selina Growth Fund, Dekel, Kibbutz Holding, Museri, and Rudasevski each hold securities of the Issuer. Kibbutz Holding is the sole shareholder of Dekel. Messrs. Museri and Rudasevski each hold 31.38% ownership interest in Kibbutz Holding. Kibbutz GP is the general manager of Selina Growth Fund. Messrs. Museri and Rudasevski each hold a 25% ownership interest in Kibbutz GP and act as directors of Kibbutz GP.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal office of Selina Growth Fund is 5, rue Guillaume J Kroll, I-1882 Luxembourg, Grand Duchy of Luxembourg.  The address of the principal office of Dekel is 23, rue Aldringen, L-1118 Luxembourg, Grand Duchy of Luxembourg.  The address of the principal office of Kibbutz GP is 9, rue de Bonnevois, L-1260 Luxembourg, Grand Duchy of Luxembourg. The address of the principal office of Kibbutz Holding is 5, rue Guillaume J Kroll, I-1882 Luxembourg, Grand Duchy of Luxembourg.  The residence of Museri is 6 Kikar Malachi Hanavi, Modi’in-Makabim-Re’ut, Israel.  The residence of Rudasevski is 47 Sderot Ben Gurion St., Tel-Aviv-Jaffa, Israel.

(c)	Citizenship

Selina Growth Fund S.C.Sp.	Luxembourg
Kibbutz General Partner S.a.r.l.	Luxembourg
Dekel Development Holding S.A.	Luxembourg
Kibbutz Holding S.a.r.l.	Luxembourg
Rafael Museri	Israel
Daniel Rudasevski	Israel

(d)	Title of Class of Securities
Ordinary Shares, nominal value $0.005064

(e)	CUSIP Number
G8059B101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Selina Growth Fund S.C.Sp.	7,674,211
Kibbutz General Partner S.a.r.l.	7,674,211
Dekel Development Holding S.A.	15,491,847
Kibbutz Holding S.a.r.l.	21,146,948
Rafael Museri	29,432,198
Daniel Rudasevski	29,424,292

The number of shares of ordinary shares reported as beneficially owned in this Schedule 13G is as of December 31, 2022. Selina Growth Fund, Kibbutz GP, Dekel, Kibbutz Holding, Messrs. Museri and Rudasevski each disclaim beneficial ownership of all shares of ordinary shares included in this report other than the shares of ordinary shares held of record by such reporting person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of such securities for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b)	Percent of class:

Selina Growth Fund S.C.Sp.	8.0%
Kibbutz General Partner S.a.r.l.	8.0%
Dekel Development Holding S.A.	16.1%
Kibbutz Holding S.a.r.l.	21.5%
Rafael Museri	30.4%
Daniel Rudasevski	30.4%

The percentages are based on 96,465,677 ordinary shares issued and outstanding as of November 21, 2022 as disclosed in the Issuer’s Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Selina Growth Fund S.C.Sp.	0
Kibbutz General Partner S.a.r.l.	0
Dekel Development Holding S.A.	0
Kibbutz Holding S.a.r.l.	0
Rafael Museri	490,624
Daniel Rudasevski	482,718

(ii)      Shared power to vote or to direct the vote:

Selina Growth Fund S.C.Sp.	7,674,211
Kibbutz General Partner S.a.r.l.	7,674,211
Dekel Development Holding S.A.	15,491,847
Kibbutz Holding S.a.r.l.	21,146,948
Rafael Museri	28,941,574
Daniel Rudasevski	28,941,574

(iii)     Sole power to dispose or to direct the disposition of:

Selina Growth Fund S.C.Sp.	0
Kibbutz General Partner S.a.r.l.	0
Dekel Development Holding S.A.	0
Kibbutz Holding S.a.r.l.	0
Rafael Museri	490,624
Daniel Rudasevski	482,718

(iv)     Shared power to dispose or to direct the disposition of:

Selina Growth Fund S.C.Sp.	7,674,211
Kibbutz General Partner S.a.r.l.	7,674,211
Dekel Development Holding S.A.	15,491,847
Kibbutz Holding S.a.r.l.	21,146,948
Rafael Museri	28,941,574
Daniel Rudasevski	28,941,574

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2023

SELINA GROWTH S.C.SP.

By:	Kibbutz General Partner S.a.r.l.

		By:	/s/ Rafael Museri
			Name:	Rafael Museri
			Its:	Co-General Manager

		By:	/s/ Daniel Rudasevski
			Name:	Daniel Rudasevski
			Its:	Co-General Manager

KIBBUTZ GENERAL PARTNER S.A.R.L

By:	/s/ Rafael Museri
	Name:	Rafael Museri
	Its:	Co-General Manager

By:	/s/ Daniel Rudasevski
	Name:	Daniel Rudasevski
	Its:	Co-General Manager

DEKEL DEVELOPMENT HOLDING S.A.

By:	Kibbutz Holding S.a.r.l.

	By:	/s/ David Galan
		Name:	David Galan
		Its:	Authorized Signatory

KIBBUTZ HOLDING S.A.R.L.

By:	/s/ David Galan
	Name:	David Galan
	Its:	Authorized Signatory

/s/ Rafael Museri
RAFAEL MUSERI

/s/ Daniel Rudasevski
DANIEL RUDASEVSKI